Emerald Medical Applications Corp.
7 Imber Street
Petach Tikva, 4951141 Israel

December 2, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re: Zaxis International Inc. k/n/a Emerald Medical Applications Corp.
Amendment to Registration Statement on Form S-1
Filed October 2, 2015
File No. 333-206105

Ladies and Gentlemen:

We are submitting this letter in response to the staff's comment letter dated October 26, 2015 addressed to Zaxis International Inc. k/n/a Emerald Medical Applications Corp. (the "Registrant"). For the convenience of the staff, we have included each staff comment, numbered sequentially, followed by our response, also numbered sequentially.

General

Comment 1. We note your response to comment 2 that following the closing of the Share Exchange Agreement you ceased to be a shell company. Please tell us if the selling shareholders received the securities being registered for resale while you were a shell company. Shareholders that receive shares of a shell company are considered underwriters in connection with the resale of those securities, as specified in Rule 144(i). Accordingly, please identify the selling shareholders as underwriters. Additionally, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. If applicable, please revise your registration statement accordingly.

Response 1. As a result of the significant reduction in the size of the offering and the fact that the shares including in the Registration Statement do not include any shares issued, or warrants granted, while the Company was a "shell" company, we believe that the comment regarding "selling shareholders as underwriters" is no longer applicable and, as a result, we have not identified any selling shareholders as underwriters nor have we included disclosure that "resale of these securities [must] be at a fixed price."

Comment 2. Please also note that given the nature of the offering, the lack of liquid market for your shares, the size of the offering compared to the number of shares outstanding held by non-affiliates, and the length of time the selling shareholders have held the shares, it appears that these securities might be being offered by you or on your behalf. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the offered securities are not qualified to be registered on Form S-3, you are not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4)of Regulation C.

Please revise the registration statement to name the selling stockholders as underwriters; to disclose that the selling stockholders must resell their shares at a fixed price throughout the offering; and to make conforming changes to the prospectus, including the cover page, summary of the offering, and plan of distribution sections. Alternatively, please provide us with a detailed analysis of why this offering is not being conducted by you or on your behalf. The analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response 2. In response to the staff's comment, we have revised the offering to significantly reduce the size of the offering from 19,361,758 shares to 6,964,547 shares. The reduction was achieved by: (i) removing all of the 4,125,000 shares issued in December 2014 to the 5 individuals that have been defined as "underwriters" because these shares were issued while the Company was still a "shell" company; (ii) removing all of the shares underlying the Class A and Class C Warrants; (iii) registering only the 4,464,547 shares issued to shareholders after the Registrant ceased being a "shell" company; and (iv) registering the 2,500,000 shares underlying the Class B, all of which were granted after the Company ceased being a shell company.

As a result of these significant reductions in the size and nature of the offering, registering only 6,964,547 shares, rather than 19,361,758 shares which were included in amendment no. 1 to the Registration Statement, and the fact that all of the shares being registered [including shares underlying the Class B Warrants] were issued after the Company ceased to be a "shell" company, we believe that the staff's comment 2 is no longer applicable. As a result, we believe that the offering may be made in compliance with Rule 415(a)(1)(i).

Comment 3. We note your response to comment 3 that you "expect to generate significant revenues" from your business activities before the first half of fiscal 2016. Please disclose the basis for this statement. In this regard, we note that you have no revenues and you have only recently "completed [the] development of a commercially ready model."

Response 3. In response to this comment, we have deleted the statement that we "expect to "generate significant revenues." Instead, we have revised the disclosure on pages 6, 2 and 79 to state that we believe that we will generate revenues during the first half of 2016.

Exhibits

Comment 4. We note your response to comment 3 and your indication that you have entered into distribution agreements with unaffiliated third parties. Pursuant to Item 601(b)(10) of Regulation S-K, please file these agreements with your next amendment.

Response 4. On October 2, 2015, we filed as part of Amendment no. 1 exhibits 10.13 through 10.15, which contained our distribution agreements with third-parties for: (i) Italy, (ii) the Netherlands, and (iii) Australia, New Zealand and Oceania, and as exhibit 10.16, we filed our third-party project agreement in Greece. While we continue to negotiate additional agreements, we have not signed any other agreements since filing Amendment no. 1.

Respectfully submitted,

/s/: Lior Wayn
Lior Wayn, Chief Executive Officer